Exhibit 99.1

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500 034, Telangana, India.
CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

March 21, 2017

Surveillance Department		National Stock Exchange of India Ltd.
BSE Limited		“Exchange Plaza”
Dalal Street, Fort		Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001		Mumbai – 400 051
Fax Nos.:	022-22723121 / 22723719 /	Fax Nos.:	022-26598120/26598237/
	22722037 / 22722039		26598238

Scrip Code: 500124		Scrip Code: DRREDDY-EQ

Dear Sirs,

Ref.: Your email dated March 21, 2017

Sub: Clarification on news item appeared on ET NOW dated March 21, 2017 captioned ‘US FDA finds repeat observations from 2015 warning letter. Failed to maintain complete data to ensure compliance.’

This is with reference to your email dated March 21, 2017, seeking clarification on the above subject.

‘In this regard, the Company has already intimated the Stock Exchanges vide our letter dated March 8, 2017 stating that “The audit of our formulation facility at Duvvada, Vishakhapatnam, by the US FDA has been completed today. We have been issued a Form-483 with 13 observations, which we are addressing.”

We regularly inform all concerned on material events and at present we are not having any other information which is material to the Company’s operations or consolidated results.

Further, the movement in price of Company’s scrip is completely market driven and hence the Company has no comments to offer on share price movement.

However, as far as the 483 observations are concerned, the Company is preparing a comprehensive response and will submit it to the US FDA within the stipulated time.’

This is for your information and record.

With regards,

Sandeep Poddar

Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)